

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2024

Manuel Alves-Aivado
Chief Executive Officer
Aileron Therapeutics Inc.
738 Main Street #398
Waltham, MA 02451

> **Re: Aileron Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed January 29, 2024**
> **File No. 333-276746**

Dear Manuel Alves-Aivado:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Craig Hilts